April 23, 2025

VIA EDGAR AND EMAIL

U.S. Securities & Exchange Commission

Division of Investment Management

Office of Disclosure Review & Accounting

100 F Street, NE

Washington, D. C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Catholic Responsible Investment Funds (File No. 811-23718)

Ms. Fettig:

This letter responds to the comments from the Securities & Exchange Commission (the “SEC”) Staff given by you to Andrew Metzger, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), the Administrator to Catholic Responsible Investment Funds (File No. 811-23718) (the “Trust”), (each a “Fund,” and, collectively, the “Funds”), in a telephone conversation on March 25, 2025. SEI provides the Trust and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trust and the Funds.

The SEC Staff comments provided relate to:

a.	the Trust’s annual report as of October 31, 2024, as filed on Form N-CSR (the “Form N-CSR Annual Report”);

b.	the Trust’s annual report as of October 31, 2024, as filed on Form N-CEN (the “Form N-CEN Annual Report”) (said Form N-CSR Annual Report and Form N-CEN Annual Report hereinafter referred to collectively as the “Reports”);

c.	the corresponding Prospectuses of the certain Funds, as included in the Trust’s Registration Statement on Form N-1A (the “Registration Statement”); and

d.	related filings of the Trust.

The SEC Staff comments provided specifically relate to the Funds set forth immediately below, but these comments, to the extent applicable, should be applied to all Funds in the other series trusts administered by SEI going forward. As indicated above, each of the following thirteen Funds is a series of a Trust:

Catholic Responsible Investments Ultra Short Bond Fund

Catholic Responsible Investments Short Duration Bond Fund

Catholic Responsible Investments Bond Fund

Catholic Responsible Investments Opportunistic Bond Fund

Catholic Responsible Investments Equity Index Fund

Catholic Responsible Investments Small-Cap Fund

Catholic Responsible Investments Multi-Style US Equity Fund

Catholic Responsible Investments International Equity Fund

Catholic Responsible Investments International Small-Cap Fund

Catholic Responsible Investments Magnus 45/55 Fund

Catholic Responsible Investments Magnus 60/40 Alpha Plus Fund

Catholic Responsible Investments Magnus 60/40 Beta Plus Fund

Catholic Responsible Investments Magnus 75/25 Fund

We have reproduced the substance of your comments below, followed by the Trust’s corresponding responses.

SEC Comment 1:

The Management’s Discussion of Fund Performance (“MDFP”) in the Tailored Shareholder Reports (“TSRs”) seems very general by disclosing the Funds’ investment objectives and strategies and doesn’t really focus on the investment techniques and strategies used by the adviser. In future filings, please enhance the MDFP. Also, as a reminder if derivatives have a material effect on fund performance, then derivative activity should be discussed in the MDFP. Reference: Form N-1A Item 27A(d)(1).

Trust Response to Comment 1:

In future filings, the MDFP in the TSRs for each of the Funds will include the key factors that materially affected the Fund’s performance during the reporting period, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser(s).

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©2025 SEI

SEC Comment 2:

The Schedule of Investments for the Fund of Funds requires the Schedule of Investments to be categorized by type and also by the related industry, country or geographic region of the investment. The Fund of Funds of this Trust only categorize the Schedule of Investments by type. Reference: Regulation S-X Article 12-12 Footnote 2.

Trust Response to Comment 2:

In future filings, the Registrant will update the Fund of Funds’ Schedules of Investments to include the related industry, country or geographic region of the investment consistent with Reg S-X.

* * * * *

SEC Comment 3:

In future filings, on the Schedule of Investments for the Fund of Funds, please disclose the specific class of shares held of your investments in your affiliated and any non-affiliated Fund of Funds (the underlying funds).

Trust Response to Comment 3:

In future filings, the Registrant will update the Schedule of Investments to include the specific class of shares held in the affiliated and non-affiliated Funds of Funds.

* * * * *

SEC Comment 4:

In future filings, if the Schedule of Investments for the International funds categorize their Schedule of Investments by country, and these Funds also have a significant concentration of credit risk by industry, then any significant concentration of credit risk by industry should also be disclosed. Reference: FASB ASC 825-10-15.

Trust Response to Comment 4:

In future filings, the Funds will categorize the Schedule of Investments by country and by industry where a significant concentration of credit risk by industry makes such a further breakdown appropriate.

* * * * *

SEC Comment 5:

The Notes to Financial Statements state that money market sweep accounts are classified as cash. On the Statement of Assets and Liabilities is anything in the cash and cash equivalents line item an investment in a Money Market Fund or Treasury Bills? If so, those should be disclosed in future filings as investments.

Trust Response to Comment 5:

In funds that have sweep accounts, excess cash is swept into a bank-controlled account each night by the custodian. The Registrant does not believe such accounts meet the definition of an investment for purposes of classification on the Financial Statements.

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©2025 SEI

SEC Comment 6:

In future filings, please update the income from the securities lending line item on the Statement of Operations to disclose that this income is net of any rebates or fees paid to borrowers. Please also narratively disclose in the Notes to Financial Statements that securities lending income is net of any such fees.

Trust Response to Comment 6:

In future filings, the Registrant will update the line item for securities lending income to reflect that it is “net” income and add verbiage in the Notes to Financial Statements discussing that the income is net of any rebates or fees paid to borrowers.

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SEC Comment 7:

We noted a line item on the Statement of Operations for Waiver of Administration Fees. However, we did not see any disclosure in the Notes to Financial Statements regarding the terms of the administration fee waiver. Please disclose in future filings.

Trust Response to Comment 7:

In future filings, a description of all fee waivers will be included in the Notes to Financial Statements.

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SEC Comment 8:

In future filings, please disclose the accounting policy for capital gains tax on foreign securities in the Notes to Financial Statements.

Trust Response to Comment 8:

In future filings, the Registrant will add the accounting policy for capital gains tax of foreign securities in the Notes to Financial Statements.

* * * * *

SEC Comment 9:

Note 5: The Investment Advisory and Sub-Advisory Agreements section in the Notes to Financial Statements does not contain updated or correct sub-adviser information for certain funds. There were some changes for the funds around July 2024 that are not being reflected in this note. Please correct in future filings.

Trust Response to Comment 9:

Updated sub-adviser information reflecting recent changes in certain funds will be reflected in future filings.

* * * * *

©2025 SEI

SEC Comment 10:

In Note 5 on page 122 of the Notes to Financial Statements, there is reference to a Small-Cap Index Fund but the fund name is the Small-Cap Fund in the Sub-Advisory note. Please update the fund name in future filings.

Trust Response to Comment 10:

In future filings, the Registrant will update the fund name in Note 5 of the Notes to Financial Statements.

* * * * *

SEC Comment 11:

Disclosure in Form N-CEN and the Notes to Financial Statements Sub-Advisory Note looks like Mercer appears to be hired effective May 21, 2024 as a sub-adviser but this is not identified in Form N-CEN or in the Notes to Financial Statements as a sub-adviser.

Trust Response to Comment 11:

In future filings, Form N-CEN and the Notes to Financial Statements will identify Mercer as a sub-adviser for each of the Funds.

* * * * *

SEC Comment 12:

Form N-CEN for Short Duration Bond Fund indicated in Item C.7 that the Fund is a limited derivatives user. Please verify accuracy. It appears that the notional amount of futures reflected in the Fund’s financial statements was greater than 10% of net assets at the reporting date.

Trust Response to Comment 12:

Item C.7 of the 10/31/24 Form N-CEN correctly checks Items C.7.n. and C.7.i., identifying the CRI Short Duration Bond Fund as a limited derivatives user based on the net derivatives usage of the Fund after offset hedging positions are considered.

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©2025 SEI

SEC Comment 13:

In Form N-CEN for the Small-Cap Fund should Item C.3.b. have been checked? Per the prospectus it appears to track an index.

Trust Response to Comment 13:

The Small-Cap Fund does track the performance of the S&P SmallCap 600 Index. This item will be checked in future filings of the Fund’s Form N-CEN.

* * * * *

SEC Comment 14:

Please explain if any of the Fund of Funds should have checked the box on Form N-CEN Item C.7.l.

Trust Response to Comment 14:

For each of the four “Magnus” Funds, Item C.7.m. should have been checked in the Form N-CEN filing, as each of these funds is a “Fund of Funds” relying on Section12(d)(1)G of the 1940 Act. This item will be checked in future filings of the Magnus Funds’ Form N-CEN. None of the other Funds rely on the Fund of Funds rule.

* * * * *

SEC Comment 15:

On N-CEN Item C.6.g for the funds that participated in securities lending, why do the amounts in the N-CEN not agree to net income from securities lending on the Statement of Operations.

Trust Response to Comment 15:

Due to the timing of cash flows from the security lending agent, the Registrant’s Fund Administrator records securities lending income based on cash received in the prior month. When material, the securities lending income is adjusted to account for differences between the estimated income and actual income earned for financial statement purposes. During the preparation of the annual report, the adjustment to securities lending income was deemed to be immaterial. The amounts presented in the Form N-CEN reflect the actual income earned, rather than the estimated income.

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©2025 SEI

SEC Comment 16:

In future filings for N-CSR Item 11 Approval of the Investment Advisory Agreement Disclosure, please include more specificity, especially in the investment performance, fees and expenses section. The overall disclosure seems very general in nature. This doesn’t appear to meet the specificity requirements of the instruction of N-CSR Item 11.

Trust Response to Comment 16:

The Trust respectfully believes that its current disclosure complies with the disclosure requirements of Item 11 of Form N-CSR. In relevant part, Item 11 provides that a registrant should discuss “in reasonable detail the material factors and the conclusions with respect thereto that formed the basis of the board’s approval” of an investment advisory agreement. The Trust’s disclosure satisfies this standard.

With respect to performance, the Trust does not believe that Item 11 requires specific factual statements regarding how a fund, its benchmark and peer group each performed and how those performances compared. The Trust’s disclosure describes (i) the specific information reviewed by the Board with respect to the Funds’ performance, which includes a comparison of the Funds’ performance compared against that of a benchmark index and relevant peer group, and (ii) the Board’s conclusions with respect thereto. The Trust respectfully believes this disclosure satisfies Item 11’s material factors and conclusions requirements.

With respect to fees and expenses, Item 11 further provides that, if a board relied upon comparisons of the amounts to be paid under the advisory agreement, the registrant should “describe the comparisons and how they assisted the board in concluding that the contract should be approved.” The Trust’s disclosure describes the comparisons the Funds’ board used to evaluate fees paid under the investment advisory and sub-advisory agreements, where such comparisons included “reports prepared by the Funds’ administrator comparing the Funds’ net and gross expense ratios and advisory fees to those paid by peer groups of mutual funds as classified by Lipper” and “the management fees charged by the Adviser and applicable Sub-Advisers to other clients with comparable mandates.” The disclosure further notes that these comparisons, among other things, assisted the Board in concluding “that the advisory fees were reasonable in light of the nature and quality of the services rendered by the Adviser and the Sub-Advisers.” The Trust respectfully believes that this disclosure satisfies the requirements of Item 11.

Notwithstanding the foregoing, going forward the Trust will continue to work with fund counsel to evaluate the disclosure of the “Board Considerations in Approving the Advisory Agreement” and determine whether additional specificity or other disclosure changes should be made.

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©2025 SEI

Please contact Andrew Metzger at either (610) 676-2965 or ametzger@seic.com if you have any questions or comments.

Very truly yours,
/s/ Andrew Metzger
Andrew Metzger
Principal Financial Officer

Catholic Responsible Investment Funds

cc:	Michael Beattie Stephen Panner Alexander Smith Matthew Maher Melissa Hanobeck John J. O’Brien, Esq., Morgan Lewis & Bockius David Freese, Esq., Morgan Lewis & Bockius

©2025 SEI